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                         March 11, 2024

       Linda Rubinstein
       Chief Financial Officer
       Adverum Biotechnologies, Inc.
       100 Cardinal Way
       Redwood City, California 94063

                                                        Re: Adverum
Biotechnologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 4, 2024
                                                            File No. 333-277634

       Dear Linda Rubinstein:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, it does not appear that financial statements complying with the updating requirements of Rule 8-08 of Regulation
       S-X are presented in your registration statement.

              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Tamika
Sheppard at 202-551-8346 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Kenneth Guernsey